Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 16, 2022

The Annual General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on May 16, 2022 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting.
2.	To approve the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting.
3.	To approve a 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company.
4.	To approve a 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company.
5.	To approve a 2021 cash bonus for Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company.
6.	To approve a one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company.
7.	To approve a 2022 cash bonus plan for Mr. Reichman based on the achievement of certain Company milestones.
8.	To approve certain amendments to the Company’s service agreement with Mr. Germain.
9.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on April 11, 2022 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares or ADSs be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail your proxy at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

April 11, 2022

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 16, 2022

This Proxy Statement is furnished to the holders of ordinary shares, no par value (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BiondVax Pharmaceuticals Ltd. (the “Company” or “BiondVax”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on May 16, 2022, at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Mark Germain to the board of directors, to serve until the third annual meeting after the Meeting.
2.	To approve the re-election of Dr. George Lowell to the board of directors, to serve until the third annual meeting after the Meeting.
3.	To approve a 2021 cash bonus for Amir Reichman, Chief Executive Officer of the Company.
4.	To approve a 2021 cash bonus for Elad Mark, Chief Operating Officer of the Company.
5.	To approve a 2021 cash bonus for Dr. Tamar Ben-Yedidya, Chief Scientific Officer of the Company.
6.	To approve a one-time payment to Mark Germain, chairman of the board of directors, for special recent efforts on behalf of the Company.
7.	To approve a 2022 cash bonus plan for Mr. Reichman based on the achievement of certain Company milestones.
8.	To approve certain amendments to the Company’s service agreement with Mr. Germain.
9.	To approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on April 11, 2022 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on April 11, 2022, the Company had outstanding 745,048,544 Ordinary Shares and 18,626,214 ADSs (each representing forty (40) Ordinary Shares) entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares and ADSs represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices, c/o Mr. Uri Ben-Or at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, so that it is received by the Company no later than May 14, 2022, at 4:00 p.m. Israel time. Shareholders either registered in the Company’s shareholders’ register in Israel or who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, and who intend to vote their Ordinary Shares either in person or by proxy, must deliver to the Company’s offices, c/o Mr. Uri Ben-Or, Chief Financial Officer, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, no later than May 16, 2022, at 10:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about April 14, 2022. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This Proxy Statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

The quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy, and who hold in the aggregate ten percent (10%) or more of the voting rights of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on April 23, 2022, at 4:00 p.m. (Israel Time) at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of Proposals 1, 2, 8 and 9 each require the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposals 3 through 7 each require the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of Proposals 3 through 7 is referred to herein as a “Special Majority.”

Please note that you are required to indicate on the proxy card with respect to Proposals 3 through 7 whether or not you are a controlling shareholder of the Company or acting on its behalf, and whether or not you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide such indication.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than May 4, 2022. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Other

Conversions of amounts in NIS into US dollars are based on the exchange rate published by the Bank of Israel at the close of business on April 8, 2022.

PROPOSAL NO. 1

RE-ELECTION OF MR. MARK GERMAIN

According to the Company’s Articles of Association (the “Articles”), the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing that Mr. Mark Germain be reelected, to serve until the third annual meeting held after the date of his appointment.

Mr. Mark Germain has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Mr. Germain, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Mr. Germain:

Mr. Mark Germain, 71, joined the board in 2018 and has served as the Chairman of our board of directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of BiondVax, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and has served as a director on the board of Pluristem Therapeutics since 2007, including time as Co-Chairman. He is also a co-founder and director of a number of private companies in and outside the biotech field.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Mark Germain be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF Dr. George H. Lowell

According to the Company’s Articles of Association (the “Articles”), the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing Dr. George H. Lowell be reelected, to serve until the third annual meeting held after the date of his appointment.

Dr. George H. Lowell has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Dr. Lowell, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Dr. Lowell:

Prof. George H. Lowell, M.D., 76, has served as a member of our board of directors since 2008. He is also since 2019 a member of the Board of Directors and Chief Scientific Officer (CSO) of Healables Ltd., a private Israeli digital health start-up company. Prior to joining our company, Prof. Lowell served as CSO for BioDefense at GlaxoSmithkline Biologicals (2006-7) which acquired ID Biomedical Corp. (IDB) and CSO of IDB (2001-6) which acquired Intellivax Intl. Prof. Lowell served as founding CEO, President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax Intl. Inc. in Montreal from 1995 until 2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command (USAMRDC), retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. From 1989-1991 COL Lowell served as Medical Liaison Officer attached to the US Embassy in Israel representing the USAMRDC to the IDF Medical Corps Research Unit. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dr. George H. Lowell be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

GRANT OF A 2021 ANNUAL BONUS FOR MR. AMIR REICHMAN

The Companies Law generally requires that the compensation of a company’s chief executive officer be approved by the company’s board, the board’s compensation committee, and shareholders. In addition, the Companies Law requires such approvals for transactions between a company and its directors regarding their terms of employment in other positions in the company.

The Board and the Compensation Committee of the Board (the “Compensation Committee”) have approved a 2021 bonus for Mr. Amir Reichman, the Company’s Chief Executive Officer and a director, in the aggregate amount of $262,500, an amount equal to nine months’ salary, in light of Mr. Reichman’s performance during the year. Following the failure in October 2020 of the Phase 3 clinical trial of the Company’s M-001 product candidate to meet the trial’s primary and secondary efficacy endpoints, and after the appointment of Mr. Reichman as the new CEO of the Company, the Company explored various potential paths forward to maximize shareholder value and rebuild the Company. With the leadership of Mr. Reichman and Mr. Mark Germain, the Company’s Chairman of the Board, during the year the Company explored numerous collaborations and other opportunities (including extensive due diligence) to build a new product pipeline to help the Company achieve a turnaround, while also stabilizing the Company’s financial position through capital raises and initially negotiating a standstill and ultimately a restructuring of the Company’s loan with the European Investment Bank (“EIB”).

As result of their efforts, in December 2021, the Company signed definitive agreements with the Max-Planck-Innovation GmbH (which is a subsidiary of MPG and acts as MPG’s technology transfer agency) (“MI”), the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen (“UMG”), all located in Germany, for an exclusive license for the development and commercialization of COVID-19 targeted nanosized antibodies (“NanoAb”) and an accompanying research collaboration agreement in support of the COVID-19 NanoAb. The agreements provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. These COVID-19 NanoAbs have demonstrated in pre-clinical studies attributes that the Company believes would provide significant competitive advantages over other COVID-19 therapeutics, including better binding affinity/neutralization of the virus, lower dosing, fewer side effects, administration via inhalation, stability at high temperatures and lower cost of goods.

In March 2022, the Company signed an additional Research Collaboration Agreement with MI, MPG and UMG (the “RCA”) covering development of NanoAbs for a pipeline of other disease indications with large unmet medical needs, attractive commercial opportunities and large market sizes that leverage their unique attributes. The indications included in the RCA were chosen, after review by the Company and consultation with outside market experts, based on two key considerations: (i) whether the molecular drug target for the indication was validated by the medical and scientific communities and regulators as an appropriate target for intervention by a biological drug as evidenced by an approved therapeutic, and (ii) whether there was nevertheless room for significant improvement in the efficacy, method of administration, cold chain storage and cost of goods such that a NanoAb with the attributes described above could capture significant market share. By adopting this approach, the Company sought to de-risk the typical drug development process by eliminating the need to identify and validate a new molecular target, and the associated time, cost and risk of failure, without limiting the market potential. Based on these key considerations, indications such as psoriasis, asthma, macular degeneration, and psoriatic arthritis were chosen. Pursuant to the RCA, the Company has the exclusive option for an exclusive worldwide license for further development and commercialization of the NanoAbs resulting from the RCA. These transactions are now the foundation of the Company’s strategy to develop a pipeline of diversified and commercially viable products and platforms, which now begins with an innovative NanoAb pipeline.

The Compensation Committee and Board believe the 2021 bonus amount is warranted given Mr. Reichman’s performance in 2021, including his success in:

●	Identifying potential opportunities for the Company and conducting the necessary due diligence on such opportunities.

●	Negotiating a standstill with the EIB to facilitate capital raising.

●	Agreeing on terms for restructuring of the Company’s indebtedness with EIB.

●	Signing definitive agreements with MI, MPG and UMG for the development and commercialization of COVID-19 NanoAbs in December 2021, as described above.

●	Signing an additional definitive collaboration agreement in March 2022 with MI, MPG and UMG for development of a pipeline of NanoAb therapies for other conditions, as described above.

●	Raising capital to extend the Company’s cash runway.

●	Retaining important personnel during a period of uncertainty for the Company.

The Company’s Compensation Policy provides that no more than 30% of the annual cash bonus granted to the Company’s chief executive officer may be based on a discretionary evaluation of the CEO’s overall performance. Due to the uncertainty at the Company in early 2021, it was not possible at that time to define with specificity milestones/objectives necessary to be achieved by Mr. Reichman to trigger non-discretionary cash bonus payments. In lieu of this, the Board outlined broad goals to provide Mr. Reichman with the latitude to objectively assess new opportunities that could form the basis of a turnaround for the Company and stabilization of the Company’s financial position. Accordingly, the Compensation Committee and Board decided to determine Mr. Reichman’s bonus at the beginning of 2022 after considering the progress in rebuilding the Company. While the amount of the proposed 2021 bonus is in accordance with the Compensation Policy, because the proposed bonus was awarded based on a more subjective rather than objective determination of the achievement of milestones, the proposed bonus would not comply with the language of the Compensation Policy. Nevertheless, the Board and the Compensation Committee believe it is justified based on the milestones achieved during a year which began with much uncertainty.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a 2021 annual bonus of $262,500 for Mr. Amir Reichman.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

GRANT OF A 2021 ANNUAL BONUS FOR MR. Elad Mark

Pursuant to the Companies Law, compensation of executive officers that is not made pursuant to a company’s compensation policy generally requires approval by the company’s board, the board’s compensation committee, and shareholders.

The Compensation Committee and the Board have approved a 2021 bonus for Mr. Elad Mark, the Company’s Chief Operating Officer, of NIS 132,000 (approximately $41,250), an amount equal to three months’ salary. The Compensation Committee and Board believe the 2021 bonus amount to Mr. Mark is warranted due to his performance in 2021, including relating to:

●	Performing due diligence on numerous potential opportunities for the Company.

●	Retaining important personnel during a period of uncertainty for the Company.

●	Planning and leading execution of CMC operational matters, including manufacturing and laboratories ramp-up and technology transfer from MPG related to the COVID-19 NanoAbs program.

●	Recruitment of additional personnel and maintaining motivation among his team.

The amount of the proposed bonus is in accordance with the Company’s Compensation Policy.

The Company’s Compensation Policy provides that a portion of the annual cash bonus granted to Company officers (other than the chief executive officer) should be based on performance objectives established at the beginning of the year. As noted above, due to the uncertainty at the Company in early 2021, it was not possible at that time to define with specificity milestones/objectives necessary to be achieved by Mr. Mark to trigger non-discretionary cash bonus payments. Accordingly, the Compensation Committee and Board decided to determine his bonus at the end of the year after considering his accomplishments during the year. While the amount of the proposed 2021 bonus is in accordance with the Compensation Policy, because the proposed bonus was awarded based on a more subjective rather than objective determination of the achievement of milestones, the proposed bonus would not comply with the language of the Compensation Policy. Nevertheless, the Board and the Compensation Committee believe it is justified based on the milestones achieved during a year which began with much uncertainty.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a 2021 annual bonus to Mr. Elad Mark as described in the proxy statement.”

A Special Majority is required for shareholders to approve these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

GRANT OF A 2021 ANNUAL BONUS FOR Dr. Tamar Ben-Yedidya

Pursuant to the Companies Law, compensation of executive officers that is not made pursuant to a company’s compensation policy generally requires approval by the company’s board, the board’s compensation committee, and shareholders.

The Compensation Committee and the Board have approved a 2021 bonus for Dr. Tamar Ben-Yedidya, the Company’s Chief Scientific Officer, of NIS 140,250 (approximately $43,800), an amount equal to three months’ salary. The Compensation Committee and Board believe the 2021 bonus amount to Dr. Ben-Yedidya is warranted given her performance in 2021, including relating to:

●	Performing scientific due diligence on numerous potential opportunities for the Company.

●	Creating R&D clinical and non-clinical development plans for selected business development targets in connection with development of a new business plan for the Company.

●	Creating and commencing execution of R&D development clinical and non-clinical plans for the NanoAbs program.

The amount of the proposed bonus is in accordance with the Company’s Compensation Policy.

The Company’s Compensation Policy provides that a portion of the annual cash bonus granted to Company officers (other than the chief executive officer) should be based on performance objectives established at the beginning of the year. As noted above, due to the uncertainty at the Company in early 2021, it was not possible at that time to define with specificity milestones/objectives necessary to be achieved by Dr. Ben-Yedidya to trigger non-discretionary cash bonus payments. Accordingly, the Compensation Committee and Board decided to determine her bonus at the end of the year after considering her accomplishments during the year. While the amount of the proposed 2021 bonus is in accordance with the Compensation Policy, because the proposed bonus was awarded based on a more subjective rather than objective determination of the achievement of milestones, the proposed bonus would not comply with the language of the Compensation Policy. Nevertheless, the Board and the Compensation Committee believe it is justified based on the milestones achieved during a year which began with much uncertainty.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a 2021 annual bonus to Dr. Tamar Ben-Yedidya as described in the proxy statement.”

A Special Majority is required for shareholders to approve these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

ONE-TIME PAYMENT TO MR. MARK GERMAIN

Following the failure in October 2020 of the Phase 3 clinical trial of the Company’s M-001 product candidate to meet the trial’s primary and secondary efficacy endpoints, and after the appointment of Mr. Reichman as the new CEO of the Company, the Company explored various potential paths forward to maximize shareholder value and rebuild the Company.

As described more fully in Proposal 3 above, with the leadership of Mr. Reichman and Mr. Mark Germain, the Company’s Chairman of the Board, during the year the Company explored numerous collaborations and other opportunities (including extensive due diligence) to build a new product pipeline to help the Company achieve a turnaround, while also stabilizing the Company’s financial position through capital raises and initially negotiating a standstill and ultimately a restructuring of the Company’s loan with EIB.

As result of their efforts, in December 2021, the Company signed definitive agreements with MI, MPG and UMG, to enter into an exclusive worldwide license for the development and commercialization of COVID-19 NanoAbs and an accompanying research collaboration agreement to support the Company until commencement of phase 1 clinical trials. In March 2022, the Company signed an additional the RCA covering development of NanoAbs for a pipeline of other disease indications with large unmet medical needs, attractive commercial opportunities and large market sizes that leverage their unique attributes. These transactions are now the foundation of the Company’s strategy to develop a pipeline of diversified and commercially viable products and platforms, which now begins with an innovative NanoAb pipeline.

The Board and the Compensation Committee believe Mr. Germain has played an important role in the Company’s strategic turnaround plan and determined it to be fair and appropriate to compensate Mr. Germain for his considerable time and efforts by making a one-time cash payment of $90,000 to Mr. Germain.

The Company’s Compensation Policy does not expressly provide for bonuses to directors. However, due to Mr. Germain’s important and active role in the Company’s development, the Compensation Committee and Board deem the bonus to be appropriate.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve a one-time payment of $90,000 to Mr. Mark Germain.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 7

2022 ANNUAL CASH BONUS PLAN FOR MR. AMIR REICHMAN

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine an annual cash bonus plan for its chief executive officer, including the maximum annual cash bonus amounts, as well as related objectives and related weights and the formula for calculating the annual cash bonus payment.

Taking into account numerous factors, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual cash bonus plan for the year 2022 for Mr. Amir Reichman, the Company’s chief executive officer and a director of the Company.

Eligibility

Mr. Reichman would be eligible to receive the cash bonus for 2022, without the need for further shareholder approval, subject to the following: (i) achievement by Mr. Reichman of certain Company objectives, or a portion thereof, as described below, and/or achievement of special Company objectives as described below, and (ii) the limitations of the Compensation Policy and applicable law.

Maximum Cash Bonus Amounts

The cash bonus for 2022 is comprised of a target bonus upon achievement of Company objectives and a special bonus upon achievement of special Company objectives.

Target Bonus

The target bonus for Mr. Reichman for achievement of the Company objectives described below shall be $116,666, an amount equal to four months’ salary. If Mr. Reichman achieves less than all of the Company objectives described below by December 31, 2022, the target bonus will be based on the relative weight of the Company objectives that were achieved.

Special Bonus

The special bonus for Mr. Reichman for achievement of the Company special objectives shall be an additional $58,333, an amount equal to two months’ salary, if the special objectives described below are achieved by December 31, 2022. If Mr. Reichman achieves less than all of the special objectives described below by December 31, 2022, the special bonus will be based on the relative weight of the special objectives that were achieved.

In addition to the Target Bonus and Special Bonus amounts, pursuant to the Company’s Compensation Policy, the Compensation Committee and the Board may grant Mr. Reichman an additional amount based on their discretionary evaluation of his overall performance in 2022, provided that such additional amount does not exceed 30% of Mr. Reichman’s aggregate cash bonus for 2022 after determining the amount of the Target Bonus and Special Bonus based on the Company objectives and special objectives described below.

Objectives

Company Objectives for Target Bonus

As part of the cash bonus plan for 2022, the Compensation Committee and the Board determined certain Company objectives that will entitle Mr. Reichman to a target bonus if achieved by December 31, 2022 together with an assigned weight for each Company objective. The Company objectives include execution of targets relating to (i) manufacturing capabilities and processes for the NanoAbs program, (ii) research and development related to the NanoAbs program and (iii) Company financial objectives and (v) acquisitions and/or strategic agreements.

Special Company Objectives for Special Bonus

In addition to Company objectives, the Compensation Committee and the Board have determined special Company objectives that will entitle Mr. Reichman to a special bonus if achieved by December 31, 2022. The special objectives relate to (i) higher thresholds for manufacturing capabilities and processes for the NanoAbs program, (ii) research and development related to drug discovery and scientific publication and (iii) acquisitions and/or strategic agreements.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the 2022 annual cash bonus plan for Mr. Amir Reichman, as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

AMENDMENTS TO THE COMPANY’S SERVICE AGREEMENT WITH MR. GERMAIN

The Company and Mr. Germain are party to a services agreement dated May 28, 2019 (the “Services Agreement”). The Compensation Committee and Board have approved, and are recommending that shareholders approve proposed amendments to the Services Agreement, providing for:

●	An increase in the monthly payment from $10,000 to $12,500 (in each case, plus VAT, if applicable)

●	An increase in the term of the Services Agreement from month-to-month to three years.

●	The right of either party to terminate upon ninety (90) days’ written notice.

In considering this proposal, the Compensation Committee and the Board took into account the following:

●	Mr. Germain’s important role in the Company’s strategic turnaround plan.

●	Mr. Germain’s skills, knowledge, experience, and familiarity with the field in which the Company operates and the time and effort expended by Mr. Germain on behalf of the Company.

●	Mr. Germain’s many years of experience in capital markets and M&A transactions.

●	The proposed terms are reasonable and appropriate for the Company.

Subject to the approval of the shareholders, Mr. Germain’s amended service agreement shall become effective as of May 16, 2022, and will continue until its termination in accordance with its terms.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s services agreement with Mr. Mark Germain, as set forth in the Proxy Statement.

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 9

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s auditors for the year ending December 31, 2022 and for an additional period until the next annual Meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 28, 2022.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer be, and hereby is, appointed as the auditors of the Company for the year 2022 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain, Chairman of the Board
Dated: April 11, 2022

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BiondVax Pharmaceuticals Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature :

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.